CONSENT OF AUTHOR

September 26, 2008

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
American Stock Exchange
United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re:	Alexco Resource Corp.
Annual Information Form dated September 26, 2008 (the "AIF")

The undersigned hereby consents to being named in the AIF and to the inclusion of references to and extracts from the report entitled "Bellekeno Preliminary Economic Assessment Technical Report" dated June 30, 2008 (the "Report") in the AIF.

I confirm that I have read the AIF, have no reason to believe that there are any misrepresentations in the information contained in the AIF that is derived from the Report or that the information contained in the AIF that is derived from the Report does not fairly and accurately represent the information in the Report, and confirm that such matters are within my knowledge as a result of the services performed by me in connection with the Report.

I hereby expressly consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s Annual Report on Form 40-F, filed on September 26, 2008, and any amendment thereto.

Sincerely,

/s/ Gordon Doerksen
Gordon Doerksen